================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   FORM 11-K
(Mark one)
     [ x ]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                      EXCHANGE ACT OF 1934 (FEE REQUIRED)
                    FOR THE FISCAL YEAR ENDED JUNE 30, 1996

                                      or

     [   ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                         EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
            For the transition period from _______________ to _______________

                       Commission file number:  0-18121

                               MAF BANCORP, INC.
              (Exact Name of Issuer as Specified in its Charter)

        DELAWARE                                      33-3664868
(State of Incorporation)                   (IRS Employer Identification No.)

                       MID AMERICA FEDERAL SAVINGS BANK
                        EMPLOYEES' PROFIT SHARING PLAN
                           (Full title of the plan)

                               MAF BANCORP, INC.
                                 55TH & HOLMES
                          CLARENDON HILLS, IL  60514
            (Name of issuer of the securities held pursuant to the
           plan and the address of its principal executive officer)

Allen H. Koranda
Chairman of the Board and
 Chief Executive Officer
MAF Bancorp, Inc.
55th Street & Holmes Avenue
Clarendon Hills, Illinois  60514
(630) 325-7300
(Name, Address and Telephone Number of Agent for Service)

================================================================================

                             REQUIRED INFORMATION


     ITEM 4.  The Mid America Federal Savings Bank Employees' Profit
Sharing Plan, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

     FINANCIAL STATEMENTS. Listed below are all financial statements and schedules filed as a part of the annual report:

     (a) Audited Statements of Net Assets Available for Plan Benefits as of June 30, 1996 and the related Statements of Changes in Net Assets Available for Plan Benefits for the three years ended June 30, 1996.

     (b) Audited Statements of Net Assets Available for Plan Benefits as of June 30, 1996 and the related Statements of Changes in Net Assets Available for Plan Benefits for the three years then ended are hereby incorporated by reference to the Registration Statement on Form S-8 filed by the Mid America Federal Savings Bank Employees' Profit Sharing Plan (Registration No. 33-40932) with the Securities Exchange Commission on May 30, 1991.

EXHIBITS

NO. 23 - AUDITORS' CONSENT

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  December 23, 1996               Mid America Federal Savings Bank
                                       Employees' Profit Sharing Plan


                                       By: /s/  Michael J. Janssen
                                           ---------------------------
                                           Trustee

                             FINANCIAL STATEMENTS

                       MID AMERICA FEDERAL SAVINGS BANK
                        EMPLOYEES' PROFIT SHARING PLAN

                                     INDEX
                                     -----


                                                            Page
                                                            ----

Independent Auditors' Report                                   2

Statements of Net Assets Available for Plan
 Benefits at June 30, 1996 and 1995                            3

Statements of Changes in Net Assets Available
 for Plan Benefits for the years ended
 June 30, 1996, 1995 and 1994                                  4

Notes to Financial Statements                                  5

Schedule 1 - Schedule of Assets Held for
 Investment Purposes at June 30, 1996                         12

Schedule 2 - Schedule of Reportable (5%)
 Transactions for the year ended June 30, 1996                13

                          INDEPENDENT AUDITORS' REPORT



The Trustees
Mid America Federal Savings Bank
 Employees' Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Mid America Federal Savings Bank Employees' Profit Sharing Plan as of June 30, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended June 30, 1996. These financial statements are the responsibility of the Plan's trustees. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's trustees as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Mid America Federal Savings Bank Employees' Profit Sharing Plan as of June 30, 1996 and 1995 and the changes in net assets available for plan benefits for each of the years in the three-year period ended June 30, 1996 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information presented in the Schedules is presented for purposes of additional analysis and is not a part of the basic financial statements but is supplemental information required by the Department of Labor's Rules and Regulations for reporting and disclosure under the Employee Retirement Income Securities Act of 1974. The fund information in the statement of allocation of net assets available for plan benefits and the statement of allocation of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                /s/ KPMG Peat Marwick LLP



October 16, 1996

                        MID AMERICA FEDERAL SAVINGS BANK
                         EMPLOYEES' PROFIT SHARING PLAN

              Statements of Net Assets Available for Plan Benefits


                                                 JUNE 30,
                                          -----------------------
Assets:                                       1996        1995
                                          ------------  ---------
 Investments, at fair value:
  Money market deposit account             $    34,354    152,580
  Certificates of deposit                    1,765,682  1,801,187
  Mutual funds                               1,678,678  1,295,686
  Other common stock                           839,001          -
  MAF Bancorp, Inc. common stock             5,375,317  4,472,399
                                           -----------  ---------
                                             9,693,032  7,721,852

  Employer's contribution receivable           360,000    489,353
  Cash and other assets                         44,913     47,187
                                           -----------  ---------
                                            10,097,945  8,258,392
                                           -----------  ---------

Liabilities - accounts payable                   3,000      2,321
                                           -----------  ---------
  Net assets available for plan benefits   $10,094,945  8,256,071
                                           ===========  =========

See accompanying notes to financial statements.

                       MID AMERICA FEDERAL SAVINGS BANK
                        EMPLOYEES' PROFIT SHARING PLAN


        Statements of Changes in Net Assets Available for Plan Benefits


                                                       YEAR ENDED JUNE 30,
                                              -------------------------------------
                                                 1996          1995         1994
                                              -----------    ---------    ---------
Additions to net assets attributed to:
    Interest income                           $   122,337      138,569      115,059
    Dividend income                               192,562      115,637       53,655
    Other income                                    1,658        4,823        4,312
                                              -----------    ---------    ---------
                                                  316,557      259,029      173,026

Gain on sale of investments:
    Mutual funds                                    7,539        4,521        1,278
    Other common stock                             18,492           --           --
    MAF Bancorp, Inc. common stock                 11,945       (1,065)      34,266
                                              -----------    ---------    ---------
                                                   37,976        3,456       35,544

Unrealized appreciation (depreciation)
  in fair value of investments:
    Mutual funds                                  133,736      150,154      (57,021)
    Other common stock                             65,550           --           --
    MAF Bancorp, Inc. common stock                699,340      100,326      856,326
                                              -----------    ---------    ---------
                                                  898,626      250,480      799,305

Contributions:
    Employer                                      360,000      450,000      239,443
    Employee                                      603,454      571,002      552,517
                                              -----------    ---------    ---------
                                                  963,454    1,021,002      791,960
                                              -----------    ---------    ---------
        Total additions to net assets           2,216,613    1,533,967    1,799,835

Deduction from net assets attributed to
  benefits paid to participants                   377,739      473,119      459,018
                                              -----------    ---------    ---------
        Increase in net assets available
          for plan benefits                     1,838,874    1,060,848    1,340,817

Net assets available for plan benefits:
  Beginning of year                             8,256,071    7,195,223    5,854,406
                                              -----------    ---------    ---------
  End of year                                 $10,094,945    8,256,071    7,195,223
                                              ===========    =========    =========

See accompanying notes to financial statements.

                       MID AMERICA FEDERAL SAVINGS BANK
                        EMPLOYEES' PROFIT SHARING PLAN


                         Notes to Financial Statements


                         June 30, 1996, 1995 and 1994



(1)  DESCRIPTION OF PLAN

     The following description of the Mid America Federal Savings Bank Employees' Profit Sharing Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.


     GENERAL

     The Plan is a defined contribution plan with a 401(k) salary deferral option. All employees of Mid America Federal Savings Bank (the "Company") are eligible to participate in the salary deferral portion of the Plan. Employees who have completed one year of service and are age twenty-one or older are eligible to receive employer matching and discretionary contributions under the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").


     CONTRIBUTIONS

     Each year the Plan participants may contribute up to 10 percent of their annual compensation as a voluntary after-tax contribution. 401(k) plan participants are allowed to defer up to 15% of their pre-tax income as 401(k) contributions. Each year the Company will make matching contributions equal to 25% of the first 2% of salary deferral for 401(k) plan participants who have met the service requirements.


     PARTICIPANT ACCOUNTS

     Each participant's contribution account is credited with the participant's contribution and an allocation of earnings. Each participant's Company contribution account is credited with an allocation of the Company's contribution and forfeitures of terminated participants' nonvested accounts, subject to federal rules governing employer contributions to qualified plans. Allocation of the Company's contribution and forfeitures of terminated participants' accounts are based on the ratio that each participants's eligible compensation for the Plan year bears to the total eligible compensation of all participants for the Plan year. The benefit to which a participant is entitled is the benefit that can be provided from the participant's accounts.


     VESTING

     Participants are immediately vested in their pre-tax contributions and their voluntary after-tax contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of service. A participant is 100 percent vested after 7 years of credited service.


     PAYMENT OF BENEFITS

     On termination of service a participant may elect to receive either a lump-sum amount equal to the value of his or her vested account, or annual installments over a period not to exceed ten years.

                       MID AMERICA FEDERAL SAVINGS BANK
                        EMPLOYEES' PROFIT SHARING PLAN


                   Notes to Financial Statements - Continued


                         June 30, 1996, 1995 and 1994



(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


     BASIS OF PRESENTATION

     The accompanying financial statements have been prepared on the accrual basis of accounting.


     VALUATION OF INVESTMENTS

     Investments in mutual funds and common stock are stated at fair value as determined by reference to quoted market prices. The money market deposit and certificate of deposit accounts are stated at face value plus accrued interest which has not been transferred from the accounts. Purchases and sales of investments are recorded on a trade-date basis. Realized gains on sales are computed using the specific identification method.

     The change in the difference between fair value and the cost of investments for each year is reflected in the statement of changes in net assets available for plan benefits as unrealized appreciation or depreciation in fair value of investments.


(3)  INCOME TAXES

     The Internal Revenue Service ("IRS") has determined, in a letter dated March 28, 1996, that the Plan is a qualified plan under Section 401(a) of the Internal Revenue Code and the Trust, forming a part of the Plan, is exempt from Federal income taxes under Section 501(a) of the Internal Revenue Code.


(4)  ADMINISTRATIVE EXPENSES

     The Company absorbs all administrative expenses of the Plan.


(5)  PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

                       MID AMERICA FEDERAL SAVINGS BANK
                        EMPLOYEES' PROFIT SHARING PLAN


                   Notes to Financial Statements - Continued


                         June 30, 1996, 1995 and 1994



(6)  TRANSACTIONS WITH PARTIES IN INTEREST

     The following table summarizes the account balances and results of transactions of the Plan with the Company.

                                                        AT OR FOR THE YEAR ENDED JUNE 30,
                                                      ------------------------------------
                                                         1996         1995         1994
                                                      ----------    ---------    ---------
     Money market deposit account                     $   30,694      152,580      236,608
     Certificates of deposit                           1,765,682    1,801,187    1,635,763
     MAF Bancorp, Inc. common stock                    5,375,317    4,472,399    4,355,703
     Interest income from deposits                       122,337      138,569      115,059
     Dividend income from MAF Bancorp, Inc. stock        192,562       57,498           --
     Contributions to the Plan                           360,000      450,000      239,443
                                                      ==========    =========    =========


(7)  INVESTMENTS

     As of June 30, 1996 and 1995, the Plan held the following investments which comprised 5% or more of the Plan's net assets:

                                                      FAIR VALUE AT JUNE 30,
                                                     ------------------------
                                                        1996          1995
                                                     ----------     ---------
     Variable rate CD                                $  954,930       830,352
     MAF Bancorp, Inc. common stock                   5,375,317     4,472,399
     American Mutual Fund - Washington Fund             627,354       432,547
                                                     ==========     =========


(8)  ALLOCATION OF ASSETS AVAILABLE FOR BENEFITS

     The Plan provides that each participant may make contributions to, and investments in either the MAF Bancorp, Inc. Stock Fund or the other investment options at the option of each participant. The Statements of Allocation of Net Assets Available for the Plan Benefits and Statements of Allocation of Changes in Net Assets Available for Plan Benefits for each fund at and for the year ended June 30, 1996 are summarized on the following pages:

                        MID AMERICA FEDERAL SAVINGS BANK
                         EMPLOYEES' PROFIT SHARING PLAN

              Allocation of Net Assets Available for Plan Benefits

                                 June 30, 1996


                                                                      PARTICIPANT DIRECTED
                             -------------------------------------------------------------------------------------------------------

                                                    AMERICAN MUTUAL FUNDS                                KEMPER MUTUAL FUNDS
                             -------------------------------------------------------------------  ----------------------------------

                             WASHINGTON    GROWTH FUND  INCOME FUND    NEW     CASH MGMT   BOND  GOVERNMENTAL  GROWTH  TOTAL RETURN

                                 FUND       OF AMERICA   OF AMERICA   PERSPEC.    TRUST    FUND       FUND       FUND       FUND
                             -------------  -----------  -----------  --------  ---------  -----  ------------  ------  ------------


Assets:

 Investments, at fair value       $627,354      400,194      188,979   297,608     19,039  2,795        40,567  46,831        55,311


 Employer's contribution
  receivable                             -            -            -         -          -      -             -       -             -

 Other assets                            -            -            -         -          -      -             -       -             -
                             -------------  -----------  -----------  --------  ---------  -----  ------------  ------  ------------

  Total assets                     627,354      400,194      188,979   297,608     19,039  2,795        40,567  46,831        55,311
                             -------------  -----------  -----------  --------  ---------  -----  ------------  ------  ------------

Liabilities:
 Accounts payable                        -            -            -         -          -      -             -       -             -
                             -------------  -----------  -----------  --------  ---------  -----  ------------  ------  ------------
  Net assets available for
   plan benefits                  $627,354      400,194      188,979   297,608     19,039  2,795        40,567  46,831        55,311
                             =============  ===========  ===========  ========  =========  =====  ============  ======  ============

                        MID AMERICA FEDERAL SAVINGS BANK
                         EMPLOYEES' PROFIT SHARING PLAN

              Allocation of Net Assets Available for Plan Benefits

                                 June 30, 1996


                                   PARTICIPANT DIRECTED                                        OTHER
                             ---------------------------------  --------------------------------------------------------------------

                                                                R. BAIRD
                                MONEY     VARIABLE      MAF      MONEY    2-1/2                      OTHER
                               MARKET       RATE      BANCORP    MARKET    YEAR   5 YEAR   10 YEAR  COMMON
                               ACCOUNT       CD        STOCK    ACCOUNT     CD      CD       CD      STOCK   UNALLOCATED    TOTAL
                             -----------  ---------  ---------  --------  ------  -------  -------  -------  -----------  ----------
Assets:

    Investments, at fair         $30,694    954,930  5,375,317     3,660  59,733  412,984  338,035  839,001            -   9,693,032
                             -----------  ---------  ---------  --------  ------  -------  -------  -------      -------  ----------
     value

    Employer's contribution
       receivable                      -          -          -         -       -        -        -        -      360,000     360,000


    Other assets                       -          -          -         -       -        -        -        -       44,913      44,913
                             -----------  ---------  ---------  --------  ------  -------  -------  -------      -------  ----------


            Total assets          30,694    954,930  5,375,317     3,660  59,733  412,984  338,035  839,001      404,913  10,097,945
                             -----------  ---------  ---------  --------  ------  -------  -------  -------      -------  ----------


Liabilities:
    Accounts payable                   -          -          -         -       -        -        -        -        3,000       3,000
                             -----------  ---------  ---------  --------  ------  -------  -------  -------      -------  ----------

       Net assets
        available for
         plan benefits           $30,694    954,930  5,375,317     3,660  59,733  412,984  338,035  839,001      401,913  10,094,945
                             -----------  ---------  ---------  --------  ------  -------  -------  -------      -------  ----------


                        MID AMERICA FEDERAL SAVINGS BANK
                         EMPLOYEES' PROFIT SHARING PLAN

        Allocation of Changes in Net Assets Available for Plan Benefits

                                 June 30, 1996

                                                                     PARTICIPANT  DIRECTED
                             ------------------------------------------------------------------------------------------------------
                                                AMERICAN MUTUAL FUNDS                                KEMPER MUTUAL FUNDS
                             ------------------------------------------------------------  ----------------------------------------
                                           GROWTH     INCOME                CASH                                   TOTAL    MONEY
                             WASHINGTON    FUND OF    FUND OF      NEW      MGMT     BOND   GOVERNMENTAL   GROWTH  RETURN   MARKET
                                FUND       AMERICA    AMERICA    PERSPEC.   TRUST    FUND       FUND        FUND    FUND    ACCOUNT
                             -----------  ---------   --------   ---------  -------  -----  -------------  ------  ------  --------
Additions to net assets
 attributed to:
   Interest income                     -         -          -          -         -      -              -        -       -     7,300
   Dividend income              $ 41,070    29,314     11,492     13,845       585     51          2,915    4,387   4,127    43,440
   Other income                        -         -          -          -         -      -              -        -       -        -
                               ---------   -------    -------    -------    ------   ----         ------   ------  ------  --------
                                  41,070    29,314     11,492     13,845       585     51          2,915    4,387   4,127    50,740

Gain on sale of investments        2,183     1,885      2,449        729         -      3              2       53     235        -

Unrealized appreciation
 (depreciation)
   in fair value of               84,616    10,246     15,515     16,851         -     18         (1,300)   4,713   3,077        -
    investments

Contributions:
   Employer                            -         -          -          -         -      -              -        -       -        -
   Employee                       78,365    64,470     23,322     80,261     5,554     25              -        -       -    12,288
                                 -------   -------    -------    -------    ------   ----         ------   ------  ------  --------
                                  78,365    64,470     23,322     80,261     5,554     25              -        -       -    12,288
                                 -------   -------    -------    -------    ------   ----         ------   ------  ------  --------
       Total additions to        206,234   105,915     52,778    111,686     6,139     97          1,617    9,153   7,439    63,028
        net assets

Deduction from assets
 attributed
   to benefits paid to            16,679    45,910     37,135     11,707     3,609    160             -      814    5,522   149,659
    participants

Transfers to (from) funds          5,252    (6,221)    (6,478)    (4,130)   12,952  2,472           (377)       -       -   (35,255)
                                  ------   -------    -------    -------    ------  -----         ------   ------  ------  --------

   Increase (decrease) in        194,807    53,784      9,165     95,849    15,482  2,409          1,240    8,339   1,917  (121,886)
    net assets
       available for Plan
        benefits

Net assets available for
 plan benefits:
   Beginning of year             432,547   346,410    179,814    201,759     3,557    386         39,327   38,492  53,394   152,580
                                --------   -------    -------    -------    ------   -----        ------   ------  ------  --------
   End of year                  $627,354   400,194    188,979    297,608    19,039   2,795        40,567   46,831  55,311    30,694
                                ========   =======    =======    =======    ======   =====        ======   ======  ======  ========

                                                                     (Continued)

                        MID AMERICA FEDERAL SAVINGS BANK
                         EMPLOYEES' PROFIT SHARING PLAN

        Allocation of Changes in Net Assets Available for Plan Benefits

                                 June 30, 1996

                             PARTICIPANT
                               DIRECTED                                   OTHER
                             ----------    ------------------------------------------------------------------------------

                                                      R. BAIRD
                               VARIABLE       MAF      MONEY               2-1/2                      OTHER
                                 RATE       BANCORP    MARKET     2 YEAR   YEAR     5 YEAR  10 YEAR  COMMON
                                  CD         STOCK    ACCOUNT       CD      CD       CD       CD      STOCK   UNALLOCATED    TOTAL
                             ----------    ---------  --------   -------  ------  --------  -------  -------  -----------  ---------
Additions to net assets
    attributed to:
   Interest income             $ 55,415            -         -     1,587   3,388   29,460    25,187        -            -    122,337
   Dividend income                    -       31,745     8,619         -       -        -         -        -          972    192,562
   Other income                       -            -         -         -       -        -         -        -        1,658      1,658
                               --------    ---------     -----     -----   -----   ------    ------   ------   ----------    -------
                                 55,415       31,745     8,619     1,587   3,388   29,460    25,187        -        2,630    316,557

Gain on sale of investments           -       11,945         -         -       -        -         -   18,492            -     37,976

Unrealized appreciation
   (depreciation) in fair
    value of investments              -      699,340         -         -       -        -         -   65,550            -    898,626

Contributions:
   Employer                           -            -         -         -       -        -         -        -      360,000    360,000
   Employee                     126,923      212,141         -         -       -        -         -        -          105    603,454
                                -------    ---------     -----     -----   -----   ------    ------   ------      -------    -------
                                126,923      212,141         -         -       -        -         -        -      360,105    963,454
     Total additions to         -------    ---------     -----     -----   -----   ------    ------   ------      -------    -------
        net assets              182,338      955,171     8,619     1,587   3,388   29,460    25,187   84,042      362,735  2,216,613


Deduction from assets
 attributed to benefits
    paid to participants         43,395       63,149         -         -       -        -         -        -            -    377,739

Transfers to (from) funds       (14,365)      10,896    (4,959) (144,705)      -  (75,000)        -  754,959     (495,041)         -
                               --------    ---------   -------   -------   -----   ------    ------ --------      -------  ---------
 Increase (decrease) in net
 assets available for Plan
 benefits                       124,578      902,918     3,660  (143,118)   3,388  (45,540)  25,187  839,001     (132,306) 1,838,874

Net assets available for
   plan benefits:
   Beginning of year            830,352    4,472,399         -   143,118   56,345  458,524  312,848        -      534,219  8,256,071
                               --------    ---------   -------   -------   ------  -------  -------  -------      -------  ---------
   End of year                 $954,930    5,375,317     3,660         -   59,733  412,984  338,035  839,001      401,913 10,094,945
                               ========    =========   =======  ========   ======  =======  =======  =======      ======= ==========

                                                                      Schedule 1
                                                                      ----------

                        MID AMERICA FEDERAL SAVINGS BANK
                         EMPLOYEES' PROFIT SHARING PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes

                                 June 30, 1996


                                                                        1996
                                                               ----------------------
                                          MATURITY  INTEREST                  FAIR
                                            DATE      RATE        COST        VALUE
                                          --------  ---------  -----------  ---------

Money market deposit account:
      Mid America Federal Savings Bank      N/A         3.50%   $   30,694     30,694
      R. Baird Money Market Account         N/A         4.51         3,660      3,660
                                                                ----------  ---------
                                                                $   34,354     34,354
                                                                ==========  =========

Certificates of deposits:
      Mid America Federal Savings Bank    12/31/96      7.00    $  954,930    954,930
      Mid America Federal Savings Bank     1/24/98      5.92        59,733     59,733
      Mid America Federal Savings Bank    12/02/00      5.87       412,848    412,848
      Mid America Federal Savings Bank    12/02/00      6.11       338,035    338,038
                                                                ----------  ---------
                                                                $1,765,682  1,765,682
                                                                ==========  =========
Mutual funds:
      Kemper:
          U.S. Government fund              N/A       N/A       $   43,161     40,567
          Growth fund                       N/A       N/A           13,227     46,831
          Total return fund                 N/A       N/A           25,012     55,311
      American:
          Washington fund                   N/A       N/A          467,199    627,354
          Growth Fund of America            N/A       N/A          321,238    400,194
          Income Fund of America            N/A       N/A          167,527    188,979
          New Perspective Fund              N/A       N/A          269,844    297,608
          Cash Management Trust             N/A       N/A           19,039     19,039
          Bond fund                         N/A       N/A            2,738      2,795
                                                                ----------  ---------
                                                                $1,328,985  1,678,678
                                                                ==========  =========

Other common stock                          N/A       N/A       $  773,451    839,001
                                                                ==========  =========
Common stock - MAF Bancorp, Inc.*
          223,972 shares                    N/A       N/A       $1,519,666  5,375,317
                                                                ==========  =========
---------------------------

N/A - Not applicable

* Asterisk denotes an investment in an entity which is a "party-in-interest" as defined by ERISA.

See accompanying independent auditors' report.

                                                                      Schedule 2
                                                                      ----------

                        MID AMERICA FEDERAL SAVINGS BANK
                         EMPLOYEES' PROFIT SHARING PLAN

           Item 27d - Schedule of Reportable (5%) Sales Transactions

                            Year ended June 30, 1996


                                                                                 MARKET VALUE
                                     INTEREST   PURCHASE  MATURITY                AT DATE OF
            DESCRIPTION                RATE      PRICE     VALUE       COST       TRANSACTION   GAIN
-----------------------------------  ---------  --------  --------  -----------  -------------  ----
Robert Baird Money Market Account        4.51%    N/A       N/A      $ 600,000        600,000   N/A

DIA Money Market Account                 3.50%    N/A       N/A      $(600,000)      (600,000)  N/A


See accompanying independent auditors' report.